Exhibit 3.110

CERTIFICATE OF FORMATION

OF

JOHNSON LIVERPOOL LLC

(Under Section 18-201 of the Limited Liability Company Act)

FIRST:        The name of the limited liability company is Johnson Liverpool LLC.

SECOND:
The name and address of the: registered office, and the name and address of the registered agent for service of process, are Corporation Service Company, 2711 Centerville Rood, Suite 400, Wilmington, Delaware 19808.

IN WITNESS WHEREOF, this certificate of formation has been subscribed this 26th day of January, 2007, by the undersigned who affirms that the statements made herein are true under the penalties of perjury.

/s/ Paul W. Reichel
Paul W. Reichel, Esq.
Bond, Schoeneck & King, PLLC
One Lincoln Center
Syracuse, New York 11202